

January 6, 2012

<u>Via E-mail</u>
Ms. Lynda R. Keeton-Cardno
Principal Financial Officer
Tara Minerals Corp.
2162 Acorn Court
Wheaton, Illinois 60189

  Re: Tara Minerals Corp.
    Form 10-K for the year ended December 31, 2010
    Filed April 15, 2011
    File No. 333-143512

Dear Ms. Keeton-Cardno:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

      Sincerely,

      /s/ Linda Cvrkel

      Linda Cvrkel
      Branch Chief